Exhibit 99.1

China Digital TV Announces Unaudited Third Quarter 2014 Results

BEIJING, China, November 18, 2014 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems and comprehensive services to China’s expanding digital television market, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Highlights for the Third Quarter 2014

●	Net revenues in the third quarter of 2014 were US$17.0 million, representing a 26.6% decrease from the same period in 2013 and a 1.1% decrease from the second quarter of 2014.

●	China Digital TV shipped approximately 3.35 million smart cards in the third quarter of 2014, compared to 4.76 million in the same period in 2013 and 3.55 million in the third quarter of 2014.

●	Gross margin in the third quarter of 2014 was 75.5%, compared to 74.0% in the same period in 2013 and 73.3% in the second quarter of 2014.

●	Diluted earnings per American depositary share, or ADS (one ADS representing one ordinary share), in the third quarter of 2014 were US$0.02, compared to US$0.08 in the same period in 2013 and US$0.07 in the second quarter of 2014.

“During the third quarter of 2014, shipments of approximately 3.35 million smart cards came in slightly below our expectations, as digital penetration increased,” said Dr. Lu Zengxiang, China Digital TV's acting chief executive officer and acting chief financial officer. “Net revenues were still in line with guidance due to an unexpected delivery of surface mounted chips and system integrations overseas. In the domestic market, steady demand for smart cards was driven by our major customers, including those in Jiangxi, Shandong, Guangdong, Sichuan and Jiangsu provinces.”

Dr. Lu continued, “In newer market segments related to cable TV, we continue to push forward with our diversification strategy to provide value-added services. This quarter, we reached an agreement with multimedia company Shanghai Oriental Cable Network Co., Ltd. to provide a cloud service platform capable of covering 5 million cable TV subscribers. We also signed a contract with Jishi Media Co., Ltd. to provide new broadcast platforms. Overseas, we won a tender to supply 900,000 smart cards to CANTV, the leading integrated telecommunication service provider in Venezuela, for use on CANTV’s direct-to-home platform, which covers the entire territory of Venezuela. We’re pleased with our continuing progress in developing markets.”

Dr. Lu added. “We’ll remain focused on maximizing efficiency in the coming quarters and are confident operating margins will improve as a result.”

Third Quarter 2014 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the third quarter of 2014, China Digital TV had net revenues of US$17.0 million, a decrease of 26.6% from the third quarter of 2013 and a decrease of 1.1% from the second quarter of 2014. The year-over-year decrease was primarily due to a decrease in revenues from smart card sales. The quarter-over-quarter decrease was principally due to decreases in revenues from licensing income and smart card sales, which were partially offset by increases in revenues from sales of other products, such as surface mounted chips, as well as head-end system integration.

In the third quarter of 2014, revenues from the Company’s top five customers accounted for 20.8% of total revenues, compared to 23.7% in the second quarter of 2014.

Revenue Breakdown

	For the three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013
	(in thousands of U.S. dollars)
Products:
Smart cards	$14,382	$14,990	$21,315
Other products	1,556	946	1,001
Subtotal	15,938	15,936	22,316
Services:
Head-end system integration	713	255	286
Head-end system development	208	350	235
Licensing income	182	868	335
Royalty income	126	4	279
Other service	2	25	1
Subtotal	1,231	1,502	1,136
Total revenues	$17,169	$17,438	$23,452

Revenues from smart cards and other products were US$15.9 million in the third quarter of 2014, a decrease of 28.6% from the same period in 2013 and relatively stable from the second quarter of 2014. The year-over-year decrease was primarily due to a decrease in revenues from smart cards sales, which was partially offset by an increase in revenues from sales of other products, such as surface mounted chips. Revenues from smart card and other products remained relatively stable quarter over quarter, primarily due to an increase in revenues from sales of other products, and a decrease in revenues from smart card sales. Revenues from sales of smart cards and other products accounted for 92.8% of total revenues in the third quarter of 2014, compared to 91.4% in the preceding quarter.

Revenues from services were US$1.2 million in the third quarter of 2014, an increase of 8.4% from the same period in 2013 and a decrease of 18.0% from the second quarter of 2014. The year-over-year increase was primarily due to an increase in revenues from head-end system integration, which was partially offset by decreases in licensing income and royalty income. The quarter-over-quarter decrease was mainly due to a decrease in revenue from licensing income, which was partially offset by an increase in head-end system integration. Revenues from services accounted for 7.2% of total revenues in the third quarter of 2014, compared to 8.6% in the preceding quarter.

Gross profit in the third quarter of 2014 was US$12.8 million, a decrease of 25.1% from the same period in 2013 and an increase of 1.8% from the second quarter of 2014. Gross margin, which is equal to gross profit divided by net revenues, was 75.5% in the third quarter of 2014, compared to 74.0% in the same period in 2013 and 73.3% in the second quarter of 2014. The year-over-year and quarter-over-quarter increases were principally due to decreases in cost of revenues. In the third quarter of 2013 and second quarter of 2014, higher cost of revenues was mainly attributable to inventory write-downs with respect to multimedia home entertainment boxes and integrated chips respectively.

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In the third quarter of 2014, the average selling price (“ASP”) of smart cards increased by 1.7% compared to the second quarter of 2014. In addition, the unit cost of smart cards increased by 5.5% compared to the second quarter of 2014.

Operating expenses in the third quarter of 2014 were US$10.5 million, a decrease of 6.3% from the same period in 2013 and an increase of 12.3% from the second quarter of 2014.

●  Research and development expenses in the third quarter of 2014 were US$4.7 million, a decrease of 11.9% from the same period in 2013 and an increase of 13.5% from the second quarter of 2014. The year-over-year decrease was primarily due to a decrease in project development expenses. The quarter-over-quarter increase was mainly due to an increase in personnel related expenses resulting from higher headcount.

●  Selling and marketing expenses in the third quarter of 2014 were US$3.4 million, a decrease of 4.5% from the same period in 2013 and an increase of 3.6% from the second quarter of 2014. The year-over-year decrease was mainly due to a decrease in marketing expenses. The quarter-over-quarter increase was primarily due to an increase in marketing expenses.

●  General and administrative expenses in the third quarter of 2014 were US$2.4 million, an increase of 3.6% from the same period in 2013 and an increase of 24.3% from the second quarter of 2014. The year-over-year increase was mainly due to an increase in consulting expenses, which was partially offset by decreases in share-based compensation expenses and allowance for doubtful accounts. The quarter-over-quarter increase was primarily due to an increase in allowance for doubtful accounts and consulting expenses. In the preceding quarter, a portion of bad debt provisions was written back as related accounts receivable had been received.

Income from operations in the third quarter of 2014 was US$2.3 million, a 60.6% decrease from the same period in 2013 and a 28.4% decrease from the second quarter of 2014.

Operating margin, defined as income from operations divided by net revenues, in the third quarter of 2014 was 13.7%, compared to 25.6% in the same period in 2013 and 19.0% in the second quarter of 2014.

Interest income in the third quarter of 2014 was US$0.1 million, a 73.8% decrease from the same period in 2013 and a 58.7% decrease from the second quarter of 2014.

Income tax expenses in the third quarter of 2014 were US$1.6 million, compared to US$2.1 million in the same period of 2013 and US$0.3 million in the second quarter of 2014. The year-over-year decrease was mainly due to a decrease in taxable income and in income tax rate. The Company's PRC operating subsidiary, Beijing Super TV Co., Ltd. (“Super TV”) accrued income tax expenses at a rate of 10% in the third quarter of 2014, compared to 15% in the third quarter of 2013. In the fourth quarter of 2013, Super TV was designated as a "key software enterprise" for the tax years of 2013 and 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. As Super TV accrued income tax expenses at a rate of 15% in the first three quarters of 2013, the accrued income tax expenses were partially reversed in the fourth quarter of 2013. The quarter-over-quarter increase was primarily due to the Company’s reorganization in the preceding quarter. In June 2014, the Company completed an internal reorganization. As a result of the reorganization, income tax expenses were reduced due to deductible investment losses arising from the equity transfers under the reorganization.

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Net loss attributable to non-controlling interest in the third quarter of 2014 was US$0.4 million, a decrease of 24.5% from the same period in 2013 and a decrease of 13.0% from the second quarter of 2014. The year-over-year and quarter-over-quarter decreases were largely due to decreases in net losses recorded by the Company’s majority-owned subsidiaries.

Net income attributable to holders of ordinary shares in the third quarter of 2014 was US$1.5 million, a decrease of 68.4% from the same period in 2013 and a decrease of 65.9% from the second quarter of 2014.

Non-GAAP net income attributable to holders of ordinary shares, defined as net income excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the third quarter of 2014 was US$1.7 million, a decrease of 67.1% from the same period in 2013 and a decrease of 62.9% from the second quarter of 2014. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of September 30, 2014, China Digital TV had cash and cash equivalents and restricted cash totaling US$55.5 million. In the third quarter of 2014, cash flow generated from operations was US$1.2 million.

Unaudited Additional Information

The Company sets forth at the end of this press release unaudited additional information relating to the financial results for its CA business, which consists of smart card products and other related products, such as surface mounted chips as well as related services; and other business, which consists of other products, such as multimedia home entertainment boxes and cloud computing, as well as related services. In the third quarter of 2014, revenues from the Company’s CA business were US$16.8 million, accounting for 98.0% of total revenues, and revenues from other business were US$0.3 million, accounting for 2.0% of total revenues. Gross profit of the CA business in the third quarter of 2014 was US$12.8 million and gross profit of other business in the third quarter of 2014 was US$0.001 million.

Business Outlook

Based on information available as of November 18, 2014, China Digital TV expects smart card shipment volumes in the fourth quarter of 2014 to be in the range of 4.5 million to 5.0 million. Net revenues in the fourth quarter of 2014 are expected to be in the range of US$22.3 million to US$24.4 million.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Tuesday, November 18, 2014, U.S. Eastern Time (8:00 a.m. on Wednesday, November 19, 2014, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-877-870-4263
International:	+1-412-317-0790
Hong Kong Toll Free:	800-905-945
China Toll Free:	400-120-1203

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Passcode: China Digital TV Conference Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 9:00 p.m. on November 18, 2014 and 9:00a.m. on November 25, 2014 U.S. Eastern Time.

Replay Dial-in Information

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	10055855

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fourth quarter of 2014 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

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About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of such affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Brunswick Group

Tel: +86-10-5960-8600

Email: chinadigital@brunswickgroup.com

In the United States:

Brunswick Group

Tel: +1-212-333 3810

E-mail: chinadigital@brunswickgroup.com

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China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013

Revenues:
Products	$15,938	$15,936	$22,316
Services	1,231	1,502	1,136
Total revenues	17,169	17,438	23,452
Business and sales related taxes	(205)	(279)	(339)
Net revenues	16,964	17,159	23,113

Cost of revenues:
Products	(3,276)	(3,656)	(4,927)
Services	(886)	(924)	(1,089)
Total cost of revenues	(4,162)	(4,580)	(6,016)
Gross profit	12,802	12,579	17,097

Operating expenses:
Research and development expenses	(4,677)	(4,121)	(5,309)
Selling and marketing expenses	(3,368)	(3,250)	(3,528)
General and administrative expenses	(2,428)	(1,953)	(2,343)
Total operating expenses	(10,473)	(9,324)	(11,180)

Income from operations	2,329	3,255	5,917

Interest income	133	322	508
Other income	158	713	4
Income before income taxes	2,620	4,290	6,429
Income tax (expenses)/benefits
Income tax-current	(539)	(7,964)	(1,641)
Income tax-deferred	(1,051)	7,700	(508)
Net income before net income from equity method investments	1,030	4,026	4,280
Net income/(loss) from equity method investments, net of income taxes	93	(60)	(29)
Net income	1,123	3,966	4,251

Net loss attributable to noncontrolling interest	376	432	498
Net income attributable to holders of ordinary shares	$1,499	$4,398	$4,749

Net income per share attributable to holders of ordinary shares
Basic	$0.03	$0.07	$0.08
Diluted	$0.02	$0.07	$0.08

Net income	$1,123	$3,966	$4,251
Other comprehensive income/(loss), net of tax Foreign currency translation adjustment	778	(116)	189
Comprehensive income	1,901	3,850	4,440
Comprehensive loss attributable to noncontrolling interest	361	427	494

Comprehensive income attributable to holders of ordinary shares	$2,262	$4,277	$4,934

Weighted average shares used in calculating net income per ordinary share
Basic	59,410,254	59,291,789	59,110,789
Diluted	62,376,044	61,873,871	59,131,310

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China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

  (in thousands of U.S. dollars)

	September 30,	December 31,
ASSETS	2014	2013
Current assets:
Cash and cash equivalents	$55,375	$79,085
Restricted cash	154	919
Notes receivable	3,549	4,484
Accounts receivable, net	41,716	45,905
Inventories, net	6,243	5,027
Prepaid expenses and other current assets	6,999	4,032
Deferred costs-current	606	141
Deferred tax assets-current	3,284	2,546
Total current assets	117,926	142,139
Long-term receivable	90	224
Property and equipment, net	3,347	1,170
Intangible assets, net	464	6
Goodwill	1,417	563
Equity method investments	2,600	3,551
Deferred costs-non-current	438	214
Deferred tax assets-non-current	829	939
Total assets	127,111	148,806

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	3,339	2,207
Notes payable	406	884
Accrued expenses and other current liabilities	12,614	13,134
Dividend payable	-	57
Deferred revenue-current	5,990	6,542
Income tax payable	2,758	997
Deferred tax liabilities-current	2,469	8,222
Government subsidies-current	1,792	710
Total current liabilities	29,368	32,753
Deferred revenue-non-current	612	135
Government subsidies-non-current	4,436	4,946
Deferred tax liabilities-non-current	116	-
Total liabilities	34,532	37,834

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	35,383	32,037
Statutory reserve	17,907	17,907
Retained earnings	11,440	31,122
Accumulated other comprehensive income	26,550	28,940
Total China Digital TV Holding Co., Ltd. shareholders’ equity	91,310	110,036
Noncontrolling interest	1,269	936
Total equity	92,579	110,972
TOTAL LIABILITIES AND EQUITY	$127,111	$148,806

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Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013
	(in U.S. dollars, in thousands)
Net income attributable to holders of ordinary shares - GAAP	$1,499	$4,398	$4,749
Share-based compensation expenses	173	218	433
Amortization of intangible assets from business acquisitions and equity method investments	52	37	54
Net income attributable to holders of ordinary shares-Non-GAAP	$1,724	$4,653	$5,236

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China Digital TV Holding Co., Ltd.

Unaudited Additional Information

 (in thousands of U.S. dollars )

	For the three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013
Revenues:
CA	$16,826	$16,923	$22,830
Others	343	515	622
Total revenues	17,169	17,438	23,452

Business and sales related taxes:
CA	(202)	(283)	(325)
Others	(3)	4	(14)
Total business and sales related taxes	(205)	(279)	(339)

Net revenues:
CA	16,624	16,640	22,505
Others	340	519	608
Total net revenues	16,964	17,159	23,113

Cost of revenues:
CA	(3,823)	(3,593)	(5,071)
Others	(339)	(987)	(945)
Total cost of revenues	(4,162)	(4,580)	(6,016)

Gross profit (loss):
CA	12,801	13,047	17,434
Others	1	(468)	(337)
Total gross profit	12,802	12,579	17,097

Operating expenses:
Research and development expenses
CA	(1,829)	(1,987)	(2,628)
Others	(2,848)	(2,134)	(2,681)
Total research and development expenses	(4,677)	(4,121)	(5,309)

Selling and marketing expenses
CA	(1,203)	(1,230)	(1,673)
Others	(2,165)	(2,020)	(1,855)
Total selling and marketing expenses	(3,368)	(3,250)	(3,528)

General and administrative expenses
CA	(1,301)	(1,349)	(1,222)
Others	(1,127)	(604)	(1,121)
Total general and administrative expenses	(2,428)	(1,953)	(2,343)

Total operating expenses	(10,473)	(9,324)	(11,180)

Income (loss) from operations:
CA	8,468	8,481	11,911
Others	(6,139)	(5,226)	(5,994)
Income from operations	$2,329	$3,255	$5,917

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